UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

BP p.l.c.
(Exact name of registrant as specified in its charter)

England & Wales
(Jurisdiction of incorporation)

1-06262
Commission file number

Not Applicable
(IRS Employer Identification No.)

1 St James’s Square, London SW1Y 4PD
United Kingdom
(Address of principal executive offices)

Kate Thomson
Tel +44 (0) 20 7496 4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☒    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2—Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report
Disclosure of payments by resource extraction issuers.

The payment disclosure required by Item 2.01 of Form SD is included as Exhibit 2.01 hereto (the “Report”). The Report has been prepared in accordance with the United Kingdom’s Reports on Payments to Governments Regulations 2014 (2014/3209), as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (2015/1928), (the “Regulations”). The Regulations are recognized by the United States Securities and Exchange Commission as an alternative reporting regime that satisfies the transparency objections of Section 13(q) under the Securities Exchange Act of 1934 for purposes of alternative reporting under Rule 13q-1(c) and paragraph (c) of Item 2.01 of Form SD. The Report has been delivered to the registrar of companies for England and Wales as required by the Regulations and is available on the Companies House website.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the authorized undersigned.

BP p.l.c.
(Registrant)

Dated:	20 June 2024	/s/ KATE THOMSON
Kate Thomson
Chief Financial Officer

Exhibit 2.01

BP p.l.c. Report on Payments to Governments Year ended 31 December 2023

bp Report on Payments to Governments 2023            1

Contents

Introduction	3
Basis of preparation	3
Payments overview	6
Payments by country	7
Algeria	7
Angola	8
Argentina	9
Australia	10
Azerbaijan	11
Brazil	12
Canada	13
Egypt	14
India	15
Indonesia	16
Iraq	17
Israel	18
Mauritania	19
Mexico	20
Oman	21
Senegal	22
Trinidad and Tobago	23
United Arab Emirates	24
United Kingdom	25
United States	26
Other resources	27

bp Report on Payments to Governments 2023            2

Introduction

BP p.l.c. has prepared the following consolidated report (‘the report’) on payments to governments in accordance with the Reports on Payments to Governments Regulations 2014 (2014/3209), as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (2015/1928), (the ‘Regulations’). The Report also addresses BP p.l.c.’s reporting obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The ‘Basis of preparation’ section below contains information about the content of the Report, the types of payments included and the principles that have been applied in preparing the Report.

bp’s socioeconomic contribution
bp makes a broader socioeconomic contribution to countries in which we operate, in addition to the payments that are required to be reported under the Regulations. We make payments to governments in connection with parts of our business other than extractive activities – for example in relation to the transportation, trading, manufacture and marketing of oil and gas. As well as government payments, bp contributes to the economies of the countries in which we operate by providing jobs for employees and contractors, purchasing materials from local suppliers and undertaking social investment activities. See Other resources on page 29 for more information on our socioeconomic contribution and our position on tax and financial transparency.

bp’s position on revenue transparency
bp supports transparency in the flow of revenue from oil and gas activities to governments. This helps citizens hold public authorities to account for the way they use funds received through taxes and other agreements.

Basis of preparation

Under the Regulations, the directors of BP p.l.c. are required to prepare a consolidated report on payments made to governments for each financial year in relation to relevant activities of both BP p.l.c. and any of its subsidiary undertakings included in the consolidated group accounts. The term ‘bp’ is used interchangeably within this report to indicate BP p.l.c. or any subsidiary undertaking within the scope of the report.

Activities within the scope of the report
Payments made to governments that relate to bp’s activities involving the exploration, prospection, discovery, development, and extraction of minerals, oil, natural gas deposits or other materials (‘extractive activities’) are included in this report.

Payments made to governments that relate to trading, export (pipelines), refining and processing, renewables projects and other activities that are not within the scope of extractive activities as defined by the Regulations are not included in this report.

Where a payment relates to activities that are reportable under the Regulations as well as to activities which are not reportable, bp reports the payment in its entirety if it is not possible to disaggregate it.

Government
Under the Regulations, a ‘government’ is defined as any national, regional or local authority of a country, and includes a department, agency or undertaking that is a subsidiary undertaking controlled by such an authority. In some countries, certain local indigenous organizations fall within this definition of government. Where this is the case, payments made to such organizations have been included in this report. Where a state-owned enterprise undertakes activities outside of its home jurisdiction, then it is not considered to be a government.

Cash basis
Payments are reported on a cash basis, meaning that they are reported in the period in which they are paid, as opposed to being reported on an accruals basis (which would mean that they were reported in the period for which the liabilities arise). Refunds are also reported in the period they are received by bp and are shown as negative amounts in the report. Where payments in kind are made to a government, they are valued, and footnotes are included to help explain the valuation method and any related volumes.

Reporting principles
The Regulations require payments to be reported where they are made to governments by BP p.l.c. and its subsidiary undertakings in respect of extractive activities. In preparing a report, the Regulations also require the disclosure of payments to reflect the substance of each payment and the relevant activity or project concerned. In light of these requirements, bp has assessed its reporting obligations to be as follows:
bp Report on Payments to Governments 2023            3

•Where bp has made a payment to a government, such payment is reported in full, whether made in bp’s sole capacity or in bp’s capacity as the operator of a joint venture. Payments made to governments in connection with joint ventures are included in the report if, and to the extent that, bp makes the relevant payment. Typically, such circumstances will arise where bp is the operator of the joint venture. Payments made by an incorporated joint venture which is not a subsidiary of bp are not included within this report.
•In some instances, bp is a partner in unincorporated joint ventures where the role of operator is performed through a non-typical operatorship model, whereby multiple entities contribute to an unincorporated body which has the role of operator. In relation to such joint ventures, payments made by bp to the government are reported and payments for which bp has direct responsibility to the government, but which are paid on its behalf, are also reported.
•bp’s equity-accounted investments for the financial year ended 31 December 2023, such as Pan American Energy Group and Aker bp, are not bp subsidiaries and therefore in accordance with the Regulations, payments made by such entities are not included in this report.

Project definition
The Regulations require payments to be reported by project (as a subcategory within a country). They define a ‘project’ as the operational activities which are governed by a single contract, licence, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If these agreements are substantially interconnected, then they can be treated as a single project. Under the Regulations, ‘substantially interconnected’ means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. These agreements may themselves be governed by a single contract, joint venture, production-sharing agreement, or other overarching legal agreement. Factors used to determine whether contracts or licences are operationally and geographically integrated may include their common management framework, proximity and use of common infrastructure. The number of projects will depend on the contractual arrangements within a country and not necessarily on the scale of activities. A project will only appear in this report where relevant payments occurred during the year in relation to that project.

The Regulations acknowledge that for some payments it may not be possible to attribute a payment to a single project and therefore such payments may be reported at the country level. For example, corporate income taxes, which are typically not levied at a project level.

Materiality threshold
The Regulations require that payments made as a single payment exceeding £86,000 or as part of a series of related payments within a financial year exceeding £86,000 be included in this report.

Reporting currency
All payments have been reported in US dollars. Payments made in currencies other than US dollars are typically translated at the exchange rate at the date of payment.

Payment types
The Regulations define a ’payment‘ as an amount paid whether in money or in kind, for relevant activities where the payment type is one of the following:

•Production entitlements
Under production sharing agreements (PSAs), the production is shared between the host government and the other parties to the PSA. The host government typically receives its share or entitlement in kind rather than being paid in cash. In this report such production entitlement volumes to the government are reported on a lifting basis, i.e. when the government takes possession of its share of production. A market value is applied, usually using the valuation method from the relevant PSA. For joint ventures in which bp is the operator, government production entitlements are reported in their entirety, in accordance with the notes above. Where the national oil company (NOC) is also a partner in the joint venture, their production entitlement is reported in addition to the government share of production. The NOC’s entitlement as a partner will include both their share of production as investor’s return as well as their entitlement for the reimbursement of their costs.

•Taxes
This report includes taxes levied on income, production or profits and taxes withheld from dividends, royalties and interest received by bp. In addition, taxes paid on behalf of bp by the NOC out of production entitlements are reported. Taxes levied on consumption, personnel, sales, procurement (contractor’s withholding taxes), property and environmental taxes, customs and excise are not reportable under the Regulations.
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•Royalties
These may be paid in cash or in kind (valued in the same way as production entitlements).

•Fees
In preparing this report, bp has included licence fees, rental fees, entry fees and all other payments that are paid in consideration for new and existing licences and/or concessions. Fees paid to governments for administrative services are excluded.

•Bonuses
Signature, discovery and production bonuses and other bonuses payable under licences or concession agreements are included in the report.

•Infrastructure improvements
Such payments include a road, or a building provided by bp that forms part of the fundamental facilities and systems serving a community or area. These payments are included in the report whether or not bp is contractually obliged to fund them and are reported when the relevant assets are handed over to the government or the local community.

•Dividends
These are dividends that are paid in lieu of production entitlements or royalties. Dividends paid by bp to a government as an ordinary shareholder are excluded. For the year ended 31 December 2023, there were no reportable dividend payments to a government.

•Other considerations
The payments shown in this report are rounded to the nearest $0.1 million. Due to rounding, some totals in the following tables may not agree exactly with the sum of their component parts. Amounts are shown to the nearest dollar in the data submitted and are available on the UK Companies House website.

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Payments overview

The table below shows the relevant payments to governments made by bp in the year ended 31 December 2023, by country and payment type.

Of the seven payment types required by the Regulations, bp did not pay any relevant dividends and therefore the category is not shown.

$ million

Country	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Algeria		30.4					30.4
Angola		2.1					2.1
Argentina		0.1					0.1
Australia		582.8	119.0	11.7			713.6
Azerbaijan	12,645.6	883.5		2.1	450.0		13,981.2
Brazil		(2.5)		1.2	1.7		0.4
Canada				1.4			1.4
Egypt		389.2		2.7	12.7		404.6
India	16.0						16.0
Indonesia	410.6	280.9		0.1			691.6
Iraq		53.7					53.7
Israel					1.7		1.7
Mauritania				1.3		0.1	1.5
Mexico		0.2		77.7			77.9
Oman	2,314.5	911.9		1.8			3,228.3
Senegal				0.7			0.7
Trinidad and Tobago		419.2		3.8			423.0
United Arab Emirates		4,913.3		6.0			4,919.2
United Kingdom		1,822.1		8.0			1,830.1
United States		104.1	1,145.0	14.1	50.6		1,313.8
Total	15,386.7	10,391.0	1,264.0	132.6	516.7	0.1	27,691.3

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Payments by country

Algeria

$ million

GOVERNMENT	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Sonatrach		21.3					21.3
Treasury and Accounting Management (of the State's Financial Operations)		9.2					9.2
Total		30.4					30.4

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
BP Exploration Operating		9.2					9.2
In Amenas		10.5					10.5
In Salah		10.8					10.8
Total		30.4					30.4

bp Report on Payments to Governments 2023            7

Angola

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Finance		2.1					2.1
Total		2.1					2.1

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Payments not attributable to projects		2.1					2.1
Total		2.1					2.1

bp Report on Payments to Governments 2023            8

Argentina

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Administracion Federal de Ingresos Publicos		0.1					0.1
Total		0.1					0.1

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Payments not attributable to projects		0.1					0.1
Total		0.1					0.1

bp Report on Payments to Governments 2023            9

Australia

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Australian Taxation Office		582.8		8.6			591.4
Department of Mines, Industry Regulation and Safety			119.0	2.2			121.3
Department of Finance				0.9			0.9
Total		582.8	119.0	11.7			713.6

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
North West Shelf		582.8	119.0	11.7			713.6
Total		582.8	119.0	11.7			713.6

bp Report on Payments to Governments 2023            10

Azerbaijan

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Azerbaijan (ACG) Ltd. (SOCAR subsidiary)(a)	1,067.3						1,067.3
Azerbaijan (Shah Deniz) Ltd. (SOCAR subsidiary)(b)	431.3						431.3
Ministry of Taxes(h)		883.5					883.5
SGC Upstream LLC(c)	1,395.1						1,395.1
State Oil Company of Azerbaijan Republic (SOCAR)(d)	184.7						184.7
State Oil Fund of Azerbaijan (SOFAZ)(e)	9,567.1			2.1	450.0		10,019.3
Total	12,645.6	883.5		2.1	450.0		13,981.2

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Azeri-Chirag-Deepwater Gunashli – PSA (f)	8,118.8	103.6			450.0		8,672.4
Shafag-Asiman – PSA				2.1			2.1
Shah Deniz – PSA(g)(i)	4,526.8	779.9					5,306.7
Total	12,645.6	883.5		2.1	450.0		13,981.2

(a)Payments in kind for 12.9 million barrels of crude oil valued at netback value per the production sharing agreement.
(b)Includes payments in kind of $74.8 million for 1.0 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.
(c)Includes payments in kind of $358.4 million for 4.5 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.
(d)Payments in kind for 2.0 billion cubic metres of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijan project.
(e)Includes payments in kind of $7,509.3 million for 91.5 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.
(f)Includes payments in kind of $7,934.1 million for 96.3 million barrels of crude oil valued at netback value per the production sharing agreement and payments in kind of $184.7 million for 2.0 billion cubic metres of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijan project.
(g)Includes payments in kind of $1,075.8 million for 13.7 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.
(h)Includes $779.9 million of taxes settled by SOCAR on bp’s behalf, out of entitlement, pursuant to the relevant agreements.
(i)Pursuant to the relevant agreements, SOCAR paid these taxes on bp’s behalf out of revenue entitlements.

bp Report on Payments to Governments 2023            11

Brazil

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Agencia Nacional do Petroleo, Gas Natural e Biocombustíveis (ANP)				0.9	1.7		2.6
Petrobras				0.3			0.3
Secretaria da Receita Federal(a)		(2.5)					(2.5)
Total		(2.5)		1.2	1.7		0.4

(a) Income tax refund related to 2011.

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Bumerangue					1.7		1.7
CM-477				0.3			0.3
CM-755				0.4			0.4
CM-793				0.4			0.4
S-M-1500				0.2			0.2
Payments not attributable to projects		(2.5)					(2.5)
Total		(2.5)		1.2	1.7		0.4

bp Report on Payments to Governments 2023            12

Canada

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Canada Newfoundland and Labrador Offshore Petroleum Board				0.5			0.5
Government of The Province of Alberta				0.5			0.5
Natural Resources Canada				0.4			0.4
Total				1.4			1.4

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Newfoundland Exploration				0.9			0.9
Terre De Grace				0.5			0.5
Total				1.4			1.4

bp Report on Payments to Governments 2023            13

Egypt

$ million

GOVERNMENTS	Production entitlements	Taxes(a)	Royalties	Fees	Bonuses	Production improvements	Total
Egyptian General Petroleum				2.7	12.7		15.4
Egyptian Tax Authority		389.2					389.2
Total		389.2		2.7	12.7		404.6

PROJECTS	Production entitlements	Taxes(a)	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Baltim		48.7					48.7
El Qaraa		18.8			0.8		19.6
North Damietta		172.2					172.2
North El Hammad		19.7					19.7
Ras El Bar		20.5					20.5
Temsah		14.6					14.6
UGDC		0.2					0.2
West Mediterranean		29.0					29.0
West Nile Delta				2.7	12.0		14.6
Zohr		65.4					65.4
Total		389.2		2.7	12.7		404.6

(a)	Pursuant to the relevant agreements, Egypt General Petroleum Corporation paid these taxes on bp's behalf out of production entitlement.

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India

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Petroleum and Natural Gas	16.0						16.0
Total	16.0						16.0

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
KG D6 KG-DWN-98/3	16.0						16.0
Total	16.0						16.0

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Indonesia

$ million

GOVERNMENTS	Production entitlements(a)	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Finance	410.6	280.9					691.5
SKKMIGAS				0.1			0.1
Total	410.6	280.9		0.1			691.6

PROJECTS	Production entitlements(a)	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Tangguh	410.6	280.9		0.1			691.6
Total	410.6	280.9		0.1			691.6

(a)	Includes payments in kind of $60.3 million for 0.9 million barrels of condensates valued per the production sharing agreement. The remaining production entitlement for LNG was paid in cash.

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Iraq

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
General Commission for Taxes		53.7					53.7
Total		53.7					53.7

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Rumaila		53.7					53.7
Total		53.7					53.7

bp Report on Payments to Governments 2023            17

Israel

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Energy and Infrastructure					1.7		1.7
Total					1.7		1.7

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Licences in Zone I					1.7		1.7
Total					1.7		1.7

bp Report on Payments to Governments 2023            18

Mauritania

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Petroleum, Energy and Mines				1.0		0.1	1.1
Société Mauritanienne des Hydrocarbures				0.4			0.4
Total				1.3		0.1	1.5

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
BirAllah				0.7			0.7
Block C8				0.7			0.7
Payments not attributable to projects						0.1	0.1
Total				1.3		0.1	1.5

bp Report on Payments to Governments 2023            19

Mexico

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Fondo Mexicano del Petróleo				77.7			77.7
Sistema de administración Tributaria		0.2					0.2
Total		0.2		77.7			77.9

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Cuencas del Sureste 34 R3				32.8			32.8
Cuenca Salina 1 R1		0.2		44.8			45.1
Total		0.2		77.7			77.9

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Oman

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Makarim Gas Development (a)	564.1						564.1
Ministry of Energy and Minerals(b)	1,750.5			0.4			1,750.9
Ministry of Labour				1.4			1.4
Oman Tax Authority (c)		911.9					911.9
Total	2,314.5	911.9		1.8			3,228.3

PROJECTS	Production entitlements (a)(b)	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Khazzan	2,314.5	911.9		1.8			3,228.3
Total	2,314.5	911.9		1.8			3,228.3

(a)
Comprises payments in kind of $225.5 million for 2.7 million barrels of condensates valued at market prices, $337.8 million for 97.2 million mmBtu of gas valued per the Gas Sales Agreement and $0.8 million was paid in cash.

(b)
Comprises payments in kind of $915.6 million for 11.1 million barrels of condensates valued at market prices, $831.9 million for 95.8 million mmBtu of gas valued per the Gas Sales Agreement and $3.0 million was paid in cash.

(c)	Pursuant to the relevant agreements, the Ministry of Oil and Gas paid $671.5 million of taxes on bp’s behalf out of their production entitlement.

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Senegal
$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Société des pétroles du Sénégal				0.7			0.7
Total				0.7			0.7

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Block Cayar Profond				0.4			0.4
Block St Louis Profond				0.3			0.3
Total				0.7			0.7

bp Report on Payments to Governments 2023            22

Trinidad and Tobago

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Board of Inland Revenue		183.2					183.2
Ministry of Energy and Energy Industries		236.0		3.8			239.8
Total		419.2		3.8			423.0

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Block 5B				1.9			1.9
Block 25A				0.9			0.9
Block 25B				0.9			0.9
BPTT Blocks		419.2		0.1			419.3
Total		419.2		3.8			423.0

bp Report on Payments to Governments 2023            23

United Arab Emirates

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Abu Dhabi National Oil Company				6.0			6.0
Department of Finance Abu Dhabi		4,913.3					4,913.3
Total		4,913.3		6.0			4,919.2

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
ADCO Concession (Onshore)		4,913.3		6.0			4,919.2
Total		4,913.3		6.0			4,919.2

bp Report on Payments to Governments 2023            24

United Kingdom

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
HM Revenue and Customs(a)(b)		1,822.1					1,822.1
Oil and Gas Authority				7.7			7.7
The Crown Estate				0.3			0.3
Total		1,822.1		8.0			1,830.1

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Andrew				0.4			0.4
Clair				0.4			0.4
Decommissioning(a)		(77.3)		0.2			(77.1)
ETAP				0.7			0.7
Exploration				2.0			2.0
Foinaven				2.1			2.1
Murlach				0.2			0.2
Non-Operated(a)		(3.5)		0.4			(3.0)
Pipelines				0.3			0.3
Schiehallion				1.3			1.3
Payments not attributable to projects (b)		1,902.8					1,902.8
Total		1,822.1		8.0			1,830.1

(a)	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.
(b)	Settlement of tax which include interest over/under payments.

bp Report on Payments to Governments 2023            25

United States

$ million

GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Office of Natural Revenue			1.0				1.0
Office of Natural Revenue/Department Interior			1,031.1	12.6	50.6		1,094.3
State of Alaska(a)		(67.6)					(67.6)
State of California(b)			0.1				0.1
State of Colorado		0.2					0.2
State of Delaware(b)			1.9				1.9
State of Louisiana(b)		49.5	8.0	0.2			57.7
State of Texas(b)		120.6	102.9	1.3			224.8
West Virginia		1.3					1.3
Total		104.1	1,145.0	14.1	50.6		1,313.8

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Alaska		(67.6)					(67.6)
California			0.1				0.1
Colorado		0.2					0.2
Delaware			1.9				1.9
Gulf of Mexico - Central			983.1	12.2	50.6		1,045.9
Gulf of Mexico - Western			48.0	0.4			48.4
Louisiana		49.5	8.0	0.2			57.7
Texas		120.6	102.9	1.3			224.8
West Virginia		1.3					1.3
Payments not attributable to projects			1.0				1.0
Total		104.1	1,145.0	14.1	50.6		1,313.8

(a)	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.
(b)	Payments to states where bp has no extractive activities relate to Escheatment of Royalties.

bp Report on Payments to Governments 2023            26

Other resources

bp payments to governments 2023
Detailed data filed with UK Registrar
extractives.companieshouse.gov.uk

bp annual and sustainability reporting
bp Annual Report and Form 20-F 2023
bp.com/annualreport
bp Sustainability Report 2023
bp.com/sustainability
bp Tax Report 2023
bp.com/tax

bp economic impact reports
bp US Economic Impact Report
bp.com/economicimpact-us
bp UK Economic Impact Report
bp.com/economicimpact-uk
bp EU Economic Impact Report
bp-european-economic-impact-report-2023.pdf

Contacts

	London	Houston

Press Office	David Nicholas	Paul Takahashi
	+44 (0) 7831 095541	+1 713 903 9729

bp Report on Payments to Governments 2023            27

Payment	Amount	Type	Country	Government	Extraction Method	Resource	Project	In kind Y/N	In Kind
1	10.5	Taxes	Algeria	Sonatrach	Well	Gas	In Amenas
2	10.8	Taxes	Algeria	Sonatrach	Well	Gas	In Salah
3	9.2	Taxes	Algeria	Treasury and Accounting Management (of the State's Financial Operations)	Well	Gas	BP Exploration Operating
4	2.1	Taxes	Angola	Ministry of Finance	Well	Crude Oil
5	0.1	Taxes	Argentina	Administracion Federal de Ingresos Publicos	Well	Crude Oil
6	582.8	Taxes	Australia	Australian Taxation Office	Well	Crude Oil	North West Shelf
7	8.6	Fees	Australia	Australian Taxation Office	Well	Crude Oil	North West Shelf
8	119.0	Royalties	Australia	Department of Mines, Industry Regulation and Safety	Well	Crude Oil	North West Shelf
9	2.2	Fees	Australia	Department of Mines, Industry Regulation and Safety	Well	Crude Oil	North West Shelf
10	0.9	Fees	Australia	Department of Finance	Well	Crude Oil	North West Shelf
11	1,067.3	Production entitlements	Azerbaijan	Azerbaijan (ACG) Ltd. (SOCAR subsidiary)	Well	Crude Oil	Azeri-Chirag-Deepwater Gunashli – PSA	Yes	Payments in kind for 12.9 million barrels of crude oil valued at netback value per the production sharing agreement.
12	356.6	Production entitlements	Azerbaijan	Azerbaijan (Shah Deniz) Ltd. (SOCAR subsidiary)	Well	Crude Oil	Shah Deniz - PSA
13	74.8	Production entitlements	Azerbaijan	Azerbaijan (Shah Deniz) Ltd. (SOCAR subsidiary)	Well	Crude Oil	Shah Deniz - PSA	Yes	Payments in kind of $74.8 million for 1.0 million barrels of crude oil valued at netback value per the production sharing agreement.
14	103.6	Taxes	Azerbaijan	Ministry of Taxes	Well	Crude Oil	Azeri-Chirag-Deepwater Gunashli – PSA
15	779.9	Taxes	Azerbaijan	Ministry of Taxes	Well	Crude Oil	Shah Deniz - PSA
bp Report on Payments to Governments 2023            28

16	1,036.6	Production entitlements	Azerbaijan	SGC Upstream LLC	Well	Crude Oil	Shah Deniz - PSA
17	358.4	Production entitlements	Azerbaijan	SGC Upstream LLC	Well	Crude Oil	Shah Deniz - PSA	Yes	Payments in kind of $358.4 million for 4.5 million barrels of crude oil valued at netback value per the production sharing agreement.
18	184.7	Production entitlements	Azerbaijan	State Oil Company of Azerbaijan Republic (SOCAR)	Well	Gas	Azeri-Chirag-Deepwater Gunashli – PSA	Yes	Payments in kind for 2.0 billion cubic metres of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijan project.
19	2,057.9	Production entitlements	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Shah Deniz - PSA
20	6,866.7	Production entitlements	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Azeri-Chirag-Deepwater Gunashli – PSA	Yes	Payments in kind of $6,866.7 million for 83.3 million barrels of crude oil valued at netback value per the production sharing agreement.
21	642.5	Production entitlements	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Shah Deniz - PSA	Yes	Payments in kind of $642.5 million for 8.2 million barrels of crude oil valued at netback value per the production sharing agreement.
22	2.1	Fees	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Shafag-Asiman – PSA
23	450.0	Bonuses	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Azeri-Chirag-Deepwater Gunashli – PSA
24	0.4	Fees	Brazil	Agencia Nacional do Petroleo, Gas Natural e Biocombustíveis (ANP)	Well	Crude Oil	CM-755
25	0.4	Fees	Brazil	Agencia Nacional do Petroleo, Gas Natural e Biocombustíveis (ANP)	Well	Crude Oil	CM-793
26	0.2	Fees	Brazil	Agencia Nacional do Petroleo, Gas Natural e Biocombustíveis (ANP)	Well	Crude Oil	S-M-1500
bp Report on Payments to Governments 2023            29

27	1.7	Bonuses	Brazil	Agencia Nacional do Petroleo, Gas Natural e Biocombustíveis (ANP)	Well	Crude Oil	Bumerangue
28	0.3	Fees	Brazil	Petrobras	Well	Crude Oil	CM-477
29	(2.5)	Taxes	Brazil	Secretaria da Receita Federal	Well	Crude Oil
30	0.5	Fees	Canada	Canada Newfoundland and Labrador Offshore Petroleum Board	Well	Crude Oil	Newfoundland Exploration
31	0.5	Fees	Canada	Government of The Province of Alberta	Well	Crude Oil	Terre De Grace
32	0.4	Fees	Canada	Natural Resources Canada	Well	Crude Oil	Newfoundland Exploration
33	2.7	Fees	Egypt	Egyptian General Petroleum	Well	Crude Oil	West Nile Delta
34	12.0	Bonuses	Egypt	Egyptian General Petroleum	Well	Crude Oil	West Nile Delta
35	0.8	Bonuses	Egypt	Egyptian General Petroleum	Well	Crude Oil	El Qaraa
36	48.7	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	Baltim
37	18.8	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	El Qaraa
38	172.2	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	North Damietta
39	19.7	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	North El Hammad
40	20.5	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	Ras El Bar
41	14.6	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	Temsah
42	0.2	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	UGDC
43	29.0	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	West Mediterranean
44	65.4	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	Zohr
45	16.0	Production entitlements	India	Ministry of Petroleum and Natural Gas	Well	Gas	KG D6 KG-DWN-98/3
bp Report on Payments to Governments 2023            30

46	329.6	Production entitlements	Indonesia	Ministry of Finance	Well	LNG	Tangguh
47	81.0	Production entitlements	Indonesia	Ministry of Finance	Well	LNG	Tangguh	Yes	Payments in kind of $81.0 million for 12.0 million barrels of condensate valued per the production sharing agreement.
48	280.9	Taxes	Indonesia	Ministry of Finance	Well	LNG	Tangguh
49	0.1	Fees	Indonesia	SKKMIGAS	Well	LNG	Tangguh
50	53.7	Taxes	Iraq	General Commission for Taxes	Well	Crude Oil	Rumaila
51	1.7	Bonuses	Israel	Ministry of Energy and Infrastructure	Well	Crude Oil	Licences in Zone I
52	0.3	Fees	Mauritania	Ministry of Petroleum, Energy and Mines	Well	Crude Oil	Bir Allah
53	0.4	Fees	Mauritania	Société Mauritanienne des Hydrocarbures	Well	Crude Oil	Bir Allah
54	0.7	Fees	Mauritania	Ministry of Petroleum, Energy and Mines	Well	Crude Oil	Block C8
55	0.1	Infrastructure improvements	Mauritania	Ministry of Petroleum, Energy and Mines	Well	Crude Oil
56	32.8	Fees	Mexico	Fondo Mexicano del Petróleo	Well	Crude Oil	Cuencas del Sureste 34 R3
57	44.8	Fees	Mexico	Fondo Mexicano del Petróleo	Well	Crude Oil	Cuenca Salina 1 R1
58	0.2	Taxes	Mexico	Sistema de administración Tributaria	Well	Crude Oil	Cuenca Salina 1 R1
59	563.2	Production entitlements	Oman	Makarim Gas Development	Well	Gas	Khazzan	Yes	Payments in kind of $225.5 million for 2.7 million barrels of condensates valued at market prices, $337.8 million for 97.2 million mmBtu of gas valued per the Gas Sales Agreement
60	0.8	Production entitlements	Oman	Makarim Gas Development	Well	Gas	Khazzan
61	1,747.5	Production entitlements	Oman	Ministry of Energy and Minerals	Well	Gas	Khazzan	Yes	Payments in kind of $915.6 million for 11.1 million barrels of condensates valued at market prices, $831.9 million for 95.8 million mmBtu of gas valued per the Gas Sales Agreement
bp Report on Payments to Governments 2023            31

62	3.0	Production entitlements	Oman	Ministry of Energy and Minerals	Well	Gas	Khazzan
63	0.4	Fees	Oman	Ministry of Energy and Minerals	Well	Gas	Khazzan
64	1.4	Fees	Oman	Ministry of Labour	Well	Gas	Khazzan
65	911.9	Taxes	Oman	Oman Tax Authority	Well	Gas	Khazzan
66	0.4	Fees	Senegal	Société des pétroles du Sénégal	Well	Crude Oil	Block Cayar Profond
67	0.3	Fees	Senegal	Société des pétroles du Sénégal	Well	Crude Oil	Block St Louis Profond
68	183.2	Taxes	Trinidad and Tobago	Board of Inland Revenue	Well	LNG	BPTT Blocks
69	236.0	Taxes	Trinidad and Tobago	Ministry of Energy and Energy Industries	Well	LNG	BPTT Blocks
70	1.9	Fees	Trinidad and Tobago	Ministry of Energy and Energy Industries	Well	LNG	Block 5B
71	0.9	Fees	Trinidad and Tobago	Ministry of Energy and Energy Industries	Well	LNG	Block 25A
72	0.9	Fees	Trinidad and Tobago	Ministry of Energy and Energy Industries	Well	LNG	Block 25B
73	0.1	Fees	Trinidad and Tobago	Ministry of Energy and Energy Industries	Well	LNG	BPTT Blocks
74	6.0	Fees	United Arab Emirates	Abu Dhabi National Oil Company	Well	Crude Oil	ADCO Concession (Onshore)
75	4,913.3	Taxes	United Arab Emirates	Department of Finance Abu Dhabi	Well	Crude Oil	ADCO Concession (Onshore)
76	(77.3)	Taxes	United Kingdom	HM Revenue and Customs	Well	Crude Oil	Decommissioning
77	(3.5)	Taxes	United Kingdom	HM Revenue and Customs	Well	Crude Oil	Non-Operated
78	1,902.8	Taxes	United Kingdom	HM Revenue and Customs	Well	Crude Oil
79	0.4	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Andrew
80	0.4	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Clair
81	0.2	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Decommissioning
bp Report on Payments to Governments 2023            32

82	0.7	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	ETAP
83	2.0	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Exploration
84	2.1	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Foinaven
85	0.2	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Murlach
86	0.4	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Non-Operated
87	1.3	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Schiehallion
88	0.3	Fees	United Kingdom	The Crown Estate	Well	Crude Oil	Pipelines
89	1.0	Royalties	United States	Office of Natural Revenue	Well	Crude Oil
90	983.1	Royalties	United States	Office of Natural Revenue/Department Interior	Well	Crude Oil	Gulf of Mexico - Central
91	48.0	Royalties	United States	Office of Natural Revenue/Department Interior	Well	Crude Oil	Gulf of Mexico - Western
92	12.2	Fees	United States	Office of Natural Revenue/Department Interior	Well	Crude Oil	Gulf of Mexico - Central
93	0.4	Fees	United States	Office of Natural Revenue/Department Interior	Well	Crude Oil	Gulf of Mexico - Western
94	50.6	Bonuses	United States	Office of Natural Revenue/Department Interior	Well	Crude Oil	Gulf of Mexico - Central
95	(67.6)	Taxes	United States	State of Alaska	Well	Crude Oil	Alaska
96	0.1	Royalties	United States	State of California	Well	Crude Oil	California
97	0.2	Taxes	United States	State of Colorado	Well	Crude Oil	Colorado
98	1.9	Royalties	United States	State of Delaware	Well	Crude Oil	Delaware
99	49.5	Taxes	United States	State of Louisiana	Well	Crude Oil	Louisiana
100	8.0	Royalties	United States	State of Louisiana	Well	Crude Oil	Louisiana
101	0.2	Fees	United States	State of Louisiana	Well	Crude Oil	Louisiana
102	120.6	Taxes	United States	State of Texas	Well	Crude Oil	Texas
103	102.9	Royalties	United States	State of Texas	Well	Crude Oil	Texas
bp Report on Payments to Governments 2023            33

104	1.3	Fees	United States	State of Texas	Well	Crude Oil	Texas
105	1.3	Taxes	United States	State of West Virginia	Well	Crude Oil	West Virginia
bp Report on Payments to Governments 2023            34